[redacted]

10026552

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WEEDEN & CO., L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Mason Street
(No. and Street)

Greenwich,	Connecticut	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ann Cotaj 203-861-7604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name – *if individual, state last, first, middle name*)

1212 Avenue of the Americas,	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Craig Hetherington and Robert A. Cervoni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weeden & Co., L.P., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANIE FOSTER
NOTARY PUBLIC
Connecticut
My Commission Expires Nov. 30, 2011

Notary Public

Signature

Chief Executive Officer
Title

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEEDEN & CO., L.P.

Index

Facing Page

	Page
Report of Independent Public Accountants	2
Statement of Financial Condition December 31, 2009	3
Notes to Statement of Financial Condition	4-12
Schedule I - Computation of Net Capital Under Rule 15c3-1 December 31, 2009	13

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants

The Board of Directors
Weeden & Co., L.P.

We have audited the accompanying statement of financial condition of Weeden & Co., L.P. as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Weeden & Co., L.P. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

J.H. Cohn LLP

New York, New York
February 25, 2010

WEEDEN & CO., L.P.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 25,018,224
Cash segregated under Federal regulations	6,030,738
Receivable from clearing broker, net	11,388,295
Securities owned - at fair value	12,441,622
Building improvements, furniture, fixtures and equipment, net	6,472,116
Due from Parent	4,616,676
Other assets	1,852,307
Total	$ 67,819,978

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Accounts payable, accrued expenses and other liabilities	10,316,999
Due to Affiliate	116,982
Loan payable	1,500,000
Total liabilities	11,933,981
Commitments and contingencies	
Partners' capital	55,885,997
Total	$ 67,819,978

See Notes to Statement of Financial Condition.

Note 1 - Organization:

Weeden & Co., L.P. (the "Company"), a Delaware limited partnership, is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of various exchanges and both the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). Weeden Securities Corp. is the sole general partner ("GP"), and manages and controls the business and affairs of the Company. Weeden Investors, L.P. (the "Parent") is the sole limited partner. The Company is an introducing broker for the transactions of its institutional customers, a market-maker in certain securities in the over-the-counter market, and also engages in trading activities in fixed income products and listed equities in both domestic and international markets whereby the Company commits its capital in order to facilitate its customers' orders.

The Company has an agreement with another broker-dealer ("clearing broker") to clear transactions, carry customers' accounts on a fully disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii).

Note 2 - Significant accounting policies:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide information on an ongoing basis.

Note 2 - Significant accounting policies (continued):

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The fair value of the Company's investments, including cash segregated under Federal regulations, as of and for the year ended December 31, 2009 were all measured using Level 1 inputs.

The Company records principal transactions in securities and the related revenue and expenses on a trade-date basis.

Commissions and related clearing expenses are recorded on a trade-date basis.

Securities owned or securities sold, not yet purchased, by the Company are valued at their prevailing market prices based on the last sales price listed on a national securities exchange or the NASDAQ.

For securities whose inputs are based on bid-ask prices, the Company's valuation policies require that fair value be within the bid-ask range. For securities traded in the OTC markets and listed securities for which no sale was reported on the valuation date, such securities are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short. All resulting unrealized gains and losses are reflected in net loss on principal transactions in securities.

Note 2 - Significant accounting policies (concluded):

The Company accounts for costs incurred in connection with the development of software in accordance with guidance on accounting for costs of computer software developed or obtained for internal use. Accordingly, all costs incurred in the preliminary project stage are expensed as incurred, and internal and external costs incurred to develop internal use computer software during the application development stage are capitalized.

Depreciation for building (leasehold) improvements is provided for using the straight line method and accelerated methods over 2 to 39 years. Depreciation (or amortization) for all other capitalized assets is provided for over the estimated useful lives of the related assets, generally two to seven years, using the accelerated double declining balance method.

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Amounts paid to partners of the Parent for salaries are expensed.

No provision is made in the accompanying statement of financial condition for Federal or state income taxes since such liabilities are the responsibility of the individual partners.

The Company adopted the new accounting for uncertainty in income taxes guidance on January 1, 2009. The adoption of that guidance did not result in the recognition of any unrecognized tax benefits and the Company has no unrecognized tax benefits at December 31, 2009. The Company's U.S. Federal and state income tax returns prior to fiscal year 2006 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters as part of other expense and includes accrued interest and penalties with accrued expenses in the statement of financial condition.

The Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2010, which is the date the statement of financial condition was available to be issued.

Note 3 - Cash and cash equivalents:

The Company maintains cash accounts in excess of FDIC and SIPC limits. It has not experienced any losses from such accounts. At December 31, 2009, cash (including cash segregated under Federal regulations) includes money market accounts and money market mutual funds with balances of $29,621,011. At December 31, 2009, cash and cash equivalents in excess of insured limits amounted to approximately $28,880,000.

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Note 4 - Cash segregated under Federal regulations:

Cash of $6,030,738 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 5 - Receivables from clearing broker:

The clearing and depository operations for the Company's security transactions are provided by one broker who is a member of major securities exchanges. At December 31, 2009, all of the securities owned and the receivable from broker reflected in the statement of financial condition are security positions with and amounts due from this clearing broker.

For financial reporting purposes, amounts due to broker have been offset against amounts due from broker for securities sold, not yet purchased, and other items. The securities serve as collateral for the amount due to the broker. Subject to the clearing agreement between the Company and the clearing broker, the clearing broker has the right to sell or repledge this collateral. Additionally, investments in securities and securities sold, not yet purchased, are subject to margin requirements.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

Amounts receivable from and payable to the clearing broker at December 31, 2009 consist of the following:

	Receivable	Payable
Receivable from clearing broker	$ 9,234,761	
Fees and commissions	2,229,235	$75,701
Totals	$11,463,996	$75,701

Included in receivable from clearing broker is a number of cash accounts aggregating $10,100,000 that have been pledged as collateral to the broker.

Note 6 - Securities owned:

Marketable securities owned consist of trading securities at fair value as follows:

Equities	$12,441,622

Note 7 - Building improvements, furniture, fixtures and equipment:

Building improvements, furniture, fixtures and equipment, at cost, consist of the following:

Software	$ 9,363,800
Computers	2,661,131
Building (leasehold) improvements	4,245,339
Equipment	1,400,184
Furnishings	1,883,124
	19,553,578
Less accumulated depreciation and amortization	13,081,462
Total	$ 6,472,116

Note 8 - Financial statements with off-balance sheet risk:

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, exchange-traded and over-the-counter options, delayed deliveries, and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers and manage market risks and are subject to varying degrees of market and credit risk. Derivative transactions are entered into to economically hedge other positions or transactions.

Futures and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk.

Note 8 - Financial statements with off-balance sheet risk (concluded):

The credit risk for forward contracts, options and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility.

All positions in derivatives are reported in the accompanying statement of financial condition at fair value and any change in fair value is reflected in the accompanying statement of income as gain or loss as it occurs. The Company held no derivative instruments at December 31, 2009.

The Company sells securities that it does not currently own and therefore is obligated to purchase such securities at a future date. The Company records these obligations in the statement of financial condition, at fair values of the related securities, incurs losses if the fair value of the securities increases subsequent date of the statement of financial condition.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations to deliver cash or securities and the Company has to liquidate the security at a loss.

The Company's customer securities activities are transacted on a delivery vs. payment basis. The Company does not extend margin to its customers.

Note 9 - Related party transactions:

The Company from time to time enters into transfers with the Parent and the GP. Interest is not charged on any intercompany or affiliate balances. At December 31, 2009, the amount due from Parent was $4,616,676.

In 2007, the Company entered into a commission sharing agreement ("CSA") with Pragma Securities LLC ("PS"). PS is a broker dealer that provides algorithmic trading software to its customers. Pragma Financial Systems LLC ("PFS") is the developer of the algorithmic trading software and, through December 31, 2008, licensed its use and distribution to PS. In 2007, the CSA granted the right to use algorithmic trading software in exchange for 30% of the net commissions when the software is used by the Company's customers and a specified charge per share when the software is used by the Company's trading desk.

In November 2007, the CSA was expanded pursuant to a letter agreement and the Company and PS began co-operating and co-marketing a dark pool crossing aggregation business, utilizing PFS software, under the name "One Pipe". Fifty percent of net commissions from this business was paid to PS under the expanded CSA.

Note 9 - Related party transactions (concluded):

In 2008, the Company entered into an agreement with PS, in which it received 35% of PS fee income derived from the trade engine known as the Peak product (developed by PFS) and NYSE license fee.

As of December 31, 2008, the Parent owned 15% of PS and 5% of PFS, and Pragma Group Investors LLC ("PGI") owned 85% of PS and 95% of PFS.

Pursuant to an amended agreement in January 2009 and in connection with an operating agreement effective January 1, 2009, the Parent formed a new company with Pragma Group Investors LLC ("PGI") called Pragma Weeden Holdings LLC ("PWH"). In connection with this transaction, the Company's rights to the commissions of the Peak, NYSE and One Pipe businesses, as well as the right to other algorithmic trading business (collectively, the "Rights"), were effectively contributed by the Parent to PWH. The Parent and PGI also contributed their ownership interests in PS and PFS to PWH. Effective January 1, 2009, the Parent and PGI each own 50% of PWH and PWH owns 100% of PS and 100% of PFS. The formation of PWH was accounted for as a joint venture and, accordingly, the Parent recorded its investment in PWH at the lower of carrying amount or fair value of the assets it contributed. The contributed Rights had a carrying value on the Company of zero and, accordingly, there was no value assigned to the distribution of such Rights to the Parent. The Company provides clearing and execution services to PS for a fee.

At December 31, 2009, amounts due to PS of $116,982 resulted from the transactions listed above.

At December 31, 2009, the Parent owned 23% of The Leuthold Group LLC ("TLG"), a company which provides investment advisory services and sells research materials. In January 2010, the Parent sold back 1% of its ownership of TLG.

Note 10- Employee benefit plans:

The Parent sponsors a profit-sharing plan (the "Plan"), which covers all employees meeting specific age and service requirements. The Plan provides for the Parent or the Company to make discretionary contributions based on a percentage of compensation. The Plan includes a 401(k) provision allowing employee deferrals.

Note 11- Net capital requirement:

As a registered broker-dealer and a member of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the alternative method. The Company is required to maintain net capital, as defined, of $1,000,000. Net capital changes from day to day, but at December 31, 2009, the Company had net capital of $44,457,751, which exceeded the requirement of $1,000,000 by $43,457,751.

Note 12- Lease commitments:

The Company occupies office space under several noncancelable leases which expire between 2010 and 2015. Included in such leases is the lease of the Company's headquarters' office space from the Parent. The aggregate minimum rental commitments under these leases are as follows:

Year Ending December 31,	Nonrelated Parties	Related Parties	Total
2010	$ 683,000	$ 990,000	$ 1,673,000
2011	605,000	1,950,000	2,555,000
2012	352,000	1,950,000	2,302,000
2013	131,000	1,950,000	2,081,000
2014	134,000	1,950,000	2,084,000
2015		1,950,000	1,950,000
Totals	$1,905,000	$10,740,000	$12,645,000

The leases, in addition to base rentals, provide for rent escalations and other charges which are not reflected in the amounts above.

Note 13- Commitments and contingencies:

On August 18, 2008, the Company entered into a Sales and Use Tax Relief Program Implementing Agreement (the "Agreement") with the Connecticut Development Authority ("CDA"). At that time, the Company intended to acquire property to renovate, expand and equip its office space at its headquarters in Greenwich, CT. The CDA granted the Company a benefit of sales and use tax exemptions in an amount not to exceed $300,000, over a three year period on tangible personal property acquired in connection with the office renovations.

Note 13- Commitments and contingencies (concluded):

Under the Agreement, the CDA established a controlled disbursement for the benefit of the Company, owned by the CDA but funded by the Company to facilitate the purchase of the property pursuant to the Agreement.

If Weeden relocates its business operations outside of the state of Connecticut within a ten year period following the date the Company received its first benefit from the CDA, the Company shall be liable for the total amount of the sales and use benefit which actually accrued plus 7.5% of such benefit ("Relocation Payment").

To secure and collateralize the relocation payment, the Company maintains an irrevocable letter of credit equal to the maximum Relocation Payment of $322,500.

On June 15, 2009, the Company entered into an Assistance Agreement with the State of Connecticut Department of Economic and Community Development whereby, to induce the Company to continue to maintain its Headquarters in the State of Connecticut, the State of Connecticut has made available to the Company a low interest loan (2%) of up to $2,500,000 to assist in the financing the expansion and renovation of the headquarters of the Company at 145 Mason Street in Greenwich, Connecticut. On July 28, 2009, the Company elected to draw down $1,500,000 of this loan. Interest and principal payments are deferred for 24 months but interest accrues during the deferral period. Thereafter, principal and interest payments are payable in 96 equal monthly installments if not forgiven in accordance with the agreement terms. The Agreement provides for the forgiveness of up to $1,500,000 of the loan if the Company meets certain conditions including the hiring and retention of an additional 15 full time employees and maintaining a specified average number of employees for any 12 month period between June 2008 through June 2012. The Company expects to satisfy the conditions and expects the loan to be forgiven in the first quarter of 2010. The Company is also committed to maintain its headquarters in the State of Connecticut for a period of 10 years or it would be required to return the $1,500,000 plus a 7.5% penalty based on the funding received. The loan is collateralized by furniture and equipment purchased in connection with the renovation. At December 31, 2009, the Company has substantially completed the planned renovations.

Note 14- Partners' capital:

At December 31, 2009, partners' capital is comprised as follows:

Weeden Securities Corp.	$ 558,860
Weeden Investors, L.P.	55,327,137
Total	$55,885,997

Note 15- Subsequent events:

In January 2010, the Company distributed $17,500,000 to the Parent and $176,768 to Weeden Securities Corp.

WEEDEN & CO., L.P.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2009

Net capital:	
Total partners' capital	$ 55,885,997
Add allowable credits:	
Profit sharing plan	1,773,448
Bonus accrual	1,776,069
Total	3,549,517
Deduct nonallowable assets:	
Other assets	1,852,307
Due from Parent	4,616,676
Fixed assets, net	6,472,116
Total	12,941,099
Net capital before haircuts on securities positions	46,494,415
Haircut on securities and other charges	2,036,664
Net capital	$ 44,457,751
Computation of basic net capital requirement:	
Minimum net capital required	$ 1,000,000
Excess of net capital	$ 43,457,751

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See Report of Independent Public Accountants.

Weeden & Co., L.P.

Report on Statement of Financial Condition

December 31, 2009

J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

Report of Independent Public Accountants
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Weeden & Co., L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of Weeden & Co., L.P. (the "Company ") for the period from April 1, 2009 to December 31, 2009, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries per the detailed general ledger or cash disbursements register, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared the adjustments reported on lines 2(b)(2), 2(c)(3), 2(c)(8) and 2(c)(9) on Form SIPC-7T with the "WCLP SIPC assessment accrual - 4/1-12/31/09" excel schedule provided to us by the Company and supporting working papers, noting no differences; however, we did observe that the excel schedule and supporting working papers for line 2(c)(8) shows that the adjustment represented interest and dividend income on money market and money market mutual funds. In addition, the excel schedule and supporting working papers for line 2(c)(9)(i) shows that the adjustment represented the lesser of interest and dividend expense of $113,311 compared to interest and dividend income of $43,888. Line 2(c)(8) reflects interest and dividend income of $163,408.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments. We observed that total deductions on page 2 footed to $4,021,112. The Form shows $4,021,111. We observed that line 2d on page 2 footed to $130,747,338. The Form shows $130,747,339.

5. Read line 2C on page 1 of Form SIPC-7T and observed there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J H Cohn LLP

New York, New York
February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037267 FINRA DEC
WEEDEN & CO LP 9*9
145 MASON ST
GREENWICH CT 06830-6605

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Ann Cotaj 203-861-7604

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 326,868

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (121,248)
$150 (1/13/09); $121,098 (7/23/09)
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 205,620

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 205,620

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 205,620

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Weeden + Co. LP
(Name of Corporation, Partnership or other organization)

Ann Cotaj
(Authorized Signature)

Controller
(Title)

Dated the 29 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 134,761,635
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	6815
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	6815
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,813,816
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	163,408
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 43,888	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	43,888
Total deductions	4021,111
2d. SIPC Net Operating Revenues	$ 130,747,339
2e. General Assessment @ .0025	$ 326,868

(to page 1 but not less than $150 minimum)

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